                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


      Under the Securities Exchange Act of 1934 (Amendment No. ________)*

                               USWeb Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  917327 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Carlton H. Baab
                         Executive Vice President and
                            Chief Financial Officer
                                CKS Group, Inc.
                              10441 Bandley Drive
                              Cupertino, CA  95014
                                 (408) 366-5100

                                with a copy to:

                              Rod J. Howard, Esq.
                        Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                              Palo Alto, CA 94301
                                 (650) 833-2496
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 1, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13, check the following box [_] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 2 OF 12 PAGES
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1   |NAME OF REPORTING PERSON
        |S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |CKS Group, Inc.   IRS Identification No. 77-0385435
--------|-----------------------------------------------------------------------
    2   |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        |                                                           (a)[_]
        |                                                           (b)[_]
--------|-----------------------------------------------------------------------
    3   |SEC USE ONLY
        |
        |
--------|-----------------------------------------------------------------------
    4   |SOURCE OF FUNDS*
        |
        |WC, BK, OO
--------|-----------------------------------------------------------------------
    5 |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |ITEMS 2(d) or 2(e)
        |
--------|-----------------------------------------------------------------------
    6   |CITIZENSHIP OR PLACE OF ORGANIZATION
        |
        |Delaware
--------|-----------------------------------------------------------------------
  NUMBER OF SHARES     |   7    |SOLE VOTING POWER
    BENEFICIALLY       |        |
                       |        | 8,993,658 (1) (2)
                       |--------|-----------------------------------------------
      OWNED BY         |   8    |SHARED VOTING POWER
       BY EACH         |        |
      REPORTING        |        | 12,576,708 (2) (3)
                       |--------|-----------------------------------------------
       PERSON          |   9    |SOLE DISPOSITIVE POWER
        WITH           |        |
                       |        | 8,993,658 (1) (2)
                       |--------|-----------------------------------------------
                       |   10   |SHARED DISPOSITIVE POWER
                       |        |
                       |        |0
--------------------------------------------------------------------------------
   11   |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        | 21,570,366 (1) (2) (3)
--------|-----------------------------------------------------------------------
   12 |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |(See Instructions)
        |[_]
--------|-----------------------------------------------------------------------
   13   |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        | 39.3% (2) (4)
        |
--------------------------------------------------------------------------------
   14   |TYPE OF REPORTING PERSON (See Instructions)
        |
        |CO
--------|-----------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 3 OF 12 PAGES
-----------------------                                   ----------------------

(1) Of the shares of common stock, par value $.001 per share ("Common Stock"), of USWeb Corporation (the "Issuer") covered by this report, as of September 1, 1998, approximately 8,993,658 are purchasable by CKS Group, Inc. ("CKS Group") upon exercise of an option (the "Option") granted to CKS Group pursuant to the USWeb Stock Option Agreement dated as of September 1, 1998 between the Issuer and CKS Group (the "Stock Option Agreement") and described in Item 4 of this Schedule 13D. The number of shares indicated represents 19.9% of the total outstanding shares of Common Stock as of September 1, 1998, excluding shares issuable upon exercise of the Option. The exact number of shares of Common Stock purchasable by CKS Group upon exercise of the Option is equal to 19.9% of the total number of shares of Common Stock outstanding upon exercise of the Option (the "Option Shares"). The Option only may be exercised upon the occurrence of certain events, none of which has occurred as of the date hereof. Prior to the exercise of the Option, CKS Group is not entitled to any rights as a stockholder of the Issuer as to the Option Shares, and CKS Group expressly disclaims beneficial ownership of the Option Shares. Prior to acquiring any of the Option Shares pursuant to the terms of the Option, CKS Group is required to execute and deliver to Issuer a proxy authorizing Issuer to vote and execute written consents with respect to all Option Shares held by CKS Group for and against all matters submitted to a vote of stockholders in the same proportion as all other shares of Common Stock.

(2) Based on beneficial ownership and capitalization information provided by USWeb to CKS Group.

(3) As an inducement to CKS Group to enter into the Agreement and Plan of Reorganization (the "Merger Agreement") dated as of September 1, 1998 by and among Issuer, CKS Group and USWeb Acquisition Corporation 134 ("Sub"), SOFTVEN No. 2 Investment Enterprise Partnership and Crosspoint Venture Partners (stockholders of USWeb), and each director and executive officer of the Issuer as listed on Schedule A hereto entered into USWeb Voting Agreements (the "Voting Agreements") with CKS Group pursuant to which such directors, officers and significant stockholders irrevocably appointed the directors of CKS Group as their lawful attorneys and proxies for certain matters relating to the Merger (as defined in the Merger Agreement). Such proxy gives the directors of CKS Group the limited right to vote all shares of Common Stock held by the parties to the Voting Agreements in favor of
     (i) amendment of Issuer's Certificate of Incorporation to increase its authorized shares to allow for issuance of Common Stock by virtue of the Merger, (ii) the issuance of shares of Common Stock by virtue of the Merger, and (iii) amendment to Issuer's Certificate of Incorporation to change USWeb's corporate name to Reinvent Communications, Inc. The number of shares indicated includes an aggregate of approximately 700,000 shares issued or issuable upon exercise of immediately exercisable stock options (of which approximately 626,665 shares will be subject to a right of repurchase in favor of USWeb as of the date 60 days after September 1, 1998 and 12,077 shares issuable upon exercise of warrants) by the parties to the Voting Agreements. The names of the parties to the Voting Agreements and the number of shares beneficially owned by each of them is set forth in Schedule A hereto which is incorporated herein by reference. Inasmuch as CKS Group's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and CKS Group has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby, CKS Group expressly disclaims beneficial ownership of the shares of Common Stock covered by the Voting Agreements.

(4) The percentage reflects the total number of shares of Common Stock that would be outstanding as of Septmeber 1, 1998 giving effect to (i) the issuance by the Issuer of 8,993,658 shares of Common Stock upon exercise of the Option (ii) approximately 700,000 shares of Common Stock issued or issuable upon exercise of immediately exercisable stock options (of which approximately 626,665 shares will be subject to a right of repurchase in favor of USWeb as of the date 60 days after September 1, 1998) by the parties to the Voting Agreements and (iii) 12,077 shares issuable upon exercise of warrants by the parties to the Voting Agreements.

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 4 OF 12 PAGES
-----------------------                                   ----------------------

Item 1.  Security and Issuer.
-------  --------------------

This Schedule 13D relates to Common Stock of USWeb Corporation ("Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 2880 Lakeside Drive, Suite 300, Santa Clara, CA 95054.

Item 2.   Identity and Background.
-------   ------------------------

This Schedule 13D is filed by CKS Group, a Delaware corporation. CKS Group is an international integrated marketing services and technology company.

During the last five years, CKS Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

The exercise price per Option Share (as defined in Note 1 above) is equal to the lower of (i) the closing price of Common Stock on the last trading day before September 1, 1998 or (ii) the average closing price of Common Stock on the five
(5) trading days immediately prior to the first public announcement or disclosure of a USWeb Alternative Proposal (as defined in Item 4 below). It presently is anticipated that any purchases of Option Shares by CKS Group would be made with funds generated by a combination of available working capital, bank or other borrowings and/or the sale, in whole or in part, of Option Shares pursuant to a net exercise provision in the Stock Option Agreement (as defined in Note 1 above). Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 1 to this Schedule 13D, for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety. If the Merger (as described in Item 4) is consummated pursuant to the Merger Agreement prior to the exercise of the Option (as defined in Note 1 above), the Option will terminate. No monetary consideration was paid by CKS Group to the Issuer for the Option.

Item 4.   Purpose of Transaction.
-------   -----------------------

MERGER AGREEMENT
----------------

The Option was granted to CKS Group, and the Voting Agreements were entered into, in connection with the execution of the Merger Agreement. Upon consummation of the Merger pursuant to the Merger Agreement, which is subject to the approval of the stockholders of CKS Group and the Issuer, expiration or early termination of applicable waiting periods, and the satisfaction or waiver of various other terms and conditions, Sub will be merged with and into CKS Group. CKS Group will survive the Merger and become a wholly-owned subsidiary of Issuer. At the effective time of the Merger (the "Effective Time") each share of the CKS Group Common Stock then outstanding will be converted into the right to receive 1.5 shares ("Exchange Ratio") of Common Stock (and a proportionate cash payment in lieu of any fractional shares), and all outstanding options or rights to acquire CKS Group Common Stock will be assumed and converted into options to acquire shares of Common Stock as adjusted to reflect the Exchange Ratio. The Merger Agreement provides that the Board of Directors of Issuer will take all actions within its power to cause the Board of Directors of Issuer, effective no later than one day following the Effective Time of the Merger (as defined in the Merger Agreement), to include Mark D. Kvamme and Thomas K. Suiter, who served on the Board of Directors of CKS Group immediately prior to the Effective Time. If either Mr. Kvamme or Mr. Suiter declines or is unable to serve on the Board of Directors of USWeb, then CKS Group shall designate another person to serve on the Board of Directors

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 5 OF 12 PAGES
-----------------------                                   ----------------------

of USWeb, which person must be reasonably acceptable to USWeb. In addition, following the Merger, certain executive officers of the CKS Group will become executive officers and key management employees of Issuer.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

STOCK OPTION AGREEMENT
----------------------

Subject to certain limitations, the Option is exercisable, in whole or in part, at any time or from time to time after the occurrence of an event (an "Exercise Event"). An Exercise Event will be deemed to have occurred and the Option will become exercisable only under the following circumstances:

(1) from and after the commencement of a tender or exchange offer for twenty-five percent (25%) or more of any class of Issuer outstanding capital stock;

(2) from and after the failure to obtain the required vote of USWeb stockholders contemplated by the Merger Agreement upon a vote taken at a meeting of USWeb stockholders duly convened therefor (or any adjournment thereof) if at the time of such failure a USWeb Alternative Proposal shall have been publicly announced or otherwise publicly disclosed;

(3) upon termination of the Merger Agreement by CKS Group if (i) the Board of Directors or any committee thereof of the Issuer shall have withdrawn or modified in a manner adverse to CKS Group its recommendation of approval of the issuance of shares of Common Stock pursuant to the Merger, (ii) Issuer failed to include in the Proxy Statement (as defined in the Merger Agreement) the recommendation of the Board of Directors of Issuer in favor of approval of the issuance of shares of Common stock pursuant to the Merger, (iii) in connection with a Rule 14d-9 disclosure, the Board of Directors of Issuer took an action other than a rejection of the Rule 14d-9 proposal, (iv) the Board of Directors of Issuer or any committee thereof recommended any USWeb Alternative Proposal, or (v) the Board of Directors of Issuer or any committee thereof resolved to do any of the foregoing;

(4) upon termination of the Merger Agreement by Issuer (i) prior to approval of the Merger by the USWeb stockholders, or (ii) in the case of a USWeb Superior Proposal (as defined below) other than a USWeb Superior Proposal involving the filing of a Registration Statement on Form S-4, following the earlier of (x) three (3) days following the date of the Registration Statement (as defined in the Merger Agreement) is declared effective pursuant to the Securities Act of 1933, as amended (the "Securities Act") by the Securities and Exchange Commission (the "SEC"), or (y) sixty (60) days following September 1, 1998, if the Board of Directors of Issuer recommends a USWeb Superior Proposal to the stockholders of Issuer.

A "USWeb Alternative Proposal" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder) relating to any direct or indirect acquisition or purchase of a substantial amount of assets of Issuer or any of its subsidiaries (other than the purchase of Issuer's products or services in the ordinary course of business) or more than a 15% interest in the total outstanding voting securities of Issuer or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Issuer or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving Issuer or any of its subsidiaries, other than (i) the transactions contemplated by the Merger Agreement and (ii) any acquisition by Issuer, provided that the business to be acquired, without taking any other acquisition into account, would not constitute a "significant subsidiary" of Issuer pursuant to the conditions specified in Rule 1-02(w) of SEC Regulation S-X, substituting 20 percent for 10 percent

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 6 OF 12 PAGES
-----------------------                                   ----------------------

each place it appears therein, and the aggregate number of shares of Common Stock issued in connection with all acquisitions after the date of the Merger Agreement and prior to the Effective Time do not exceed 5,000,000. A "USWeb Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the voting power of Common Stock or all or substantially all of the assets of Issuer and otherwise on terms which the Board of Directors of Issuer determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Issuer's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Issuer, is capable of being obtained by such third party.

With certain exceptions, the Option terminates upon the occurrence of the earlier of the following: (i) the Effective Time, (ii) sixty (60) days following the termination of the Merger Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, (iii) the termination of the Merger Agreement under circumstances which do not constitute an Exercise Event, (iv) termination of the Merger Agreement by mutual consent duly authorized by the Boards of Directors of Issuer and CKS Group, and (v) termination of the Merger Agreement if a Governmental Entity (as defined in the Merger Agreement) shall have issued an Order (as defined in the Merger Agreement) having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order is final and nonappealable; provided, however, that with respect to the preceding clause (ii) to this sentence, the Option exercise period is automatically extended for up to ten (10) business days if exercise of the Option is prohibited or restrained for certain legal reasons. The Option may not be exercised if CKS Group is in material breach of covenants or agreements in the Merger Agreement.

At any time when the Option is exercisable and an event specified in Section 7.1(g) of the Merger Agreement shall have occurred and the USWeb Termination Fee (as defined in the Merger Agreement) has become payable, CKS Group has the right to "put" any or all Option Shares purchased under the Option back to the Issuer. After any exercise of the Option by CKS Group, the Issuer would have certain "first refusal" rights with respect to the Option Shares acquired by CKS Group. Under these "first refusal" rights, the Issuer has the right to repurchase all (but not less than all) Option Shares acquired by CKS Group.

The aggregate net proceeds receivable by CKS Group from sales of Option Shares (after subtracting the exercise price paid for such Option Shares) and the aggregate amount receivable by CKS Group under the termination fee provisions of the Merger Agreement is capped at a total of $18 million; provided, however, that the maximum amount receivable by CKS Group pursuant to the "put" provisions of the Stock Option Agreement is capped at an aggregate of $12 million, plus the exercise price paid for such shares acquired pursuant to the Stock Option Agreement, minus any termination fees paid USWeb to CKS Group pursuant to the Merger Agreement.

The Stock Option Agreement gives CKS Group certain rights to have the Option Shares registered under the Securities Act for sale in a public offering. The registration rights take effect after the termination of the Merger Agreement and are subject to conditions and limitations.

The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

-----------------------                                   ----------------------
CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 7 OF 12 PAGES
-----------------------                                   ----------------------

VOTING AND HOLDER AGREEMENTS
----------------------------

As an inducement to CKS Group to enter into the Merger Agreement by and among Issuer, CKS Group and Sub, SOFTVEN No. 2 Investment Enterprise Partnership and Crosspoint Venture Partners (stockholders of Issuer), and each director and executive officer of the Issuer entered into USWeb Voting Agreements (the "Voting Agreements") with CKS Group pursuant to which such directors, officers and significant stockholders have irrevocably appointed the directors of CKS Group as their lawful attorneys and proxies for certain matters relating to the Merger (as defined in the Merger Agreement). Such proxy gives CKS Group the limited right to vote all shares of Common Stock held by the parties to the Voting Agreements in favor of (i) adoption and approval of the Merger Agreement and approval of the Merger, (ii) amendment of Issuer's Certificate of Incorporation to increase its authorized shares to allow for issuance of Common Stock by virtue of the Merger, (iii) the issuance of shares of Common Stock by virtue of the Merger, and (iv) amendment to Issuer's Certificate of Incorporation to change USWeb's corporate name to Reinvent Communications, Inc. The number of shares indicated includes an aggregate of approximately 700,000 shares issued or issuable upon exercise of immediately exercisable stock options (of which 626,665 shares will be subject to a right of repurchase in favor of USWeb as of the date 60 days after September 1, 1998 and 12,077 shares issuable upon exercise of warrants) by the parties to the Voting Agreements. The names of the parties to the Voting Agreements and the number of shares beneficially owned by each of them is set forth in Schedule A hereto which is incorporated herein by reference. The Voting Agreements terminate upon the earlier to occur of the Effective Time of the Merger and the termination of the Merger Agreement. Inasmuch as CKS Group's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and CKS Group has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby, CKS Group expressly disclaims beneficial ownership of the shares of Common Stock. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

As a further inducement to CKS Group to enter into the Merger Agreement, SOFTVEN No. 2 Investment Enterprise Partnership and Crosspoint Venture Partners (stockholders of Issuer) and each director and executive officer of the Issuer named on Schedule A entered into agreements (the "USWeb Holding Agreements"), pursuant to which such directors, officers and significant stockholders have agreed to certain restrictions on their ability to sell their shares of Common Stock, except to the extent permitted by accounting rules relating to pooling of interests. Inasmuch as CKS Group's voting rights under the Voting Agreements are limited solely to certain matters related to the Merger, and CKS Group has no economic interest in or affirmative dispositive power over the shares of Common Stock covered by the Voting Agreements or the USWeb Holding Agreements, CKS Group expressly disclaims beneficial ownership of such shares of Common Stock. The foregoing summary of the USWeb Holding Agreements is qualified in its entirety by reference to the copy of the form of USWeb Holding Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.





RELATED AGREEMENTS
------------------

As an inducement to the Issuer to enter into the Merger Agreement, Issuer and CKS Group also have entered into the CKS Group Option, which entitles the Issuer to purchase a number of shares of CKS Group Common Stock equal to up to 19.9% of the total number of shares of CKS Group Common Stock outstanding on the date of exercise of the CKS Group Option. Based on the number of shares of CKS Group Common Stock outstanding as of September 1, 1998, the CKS Group Option would be exercisable for up to approximately 3,074,681 shares of CKS Group Common Stock. The CKS Group Option is exercisable following the announcement of an alternative business combination proposal involving CKS Group and certain further triggering events. Pursuant to the terms of the CKS Group Option, the exercise price per share of CKS Group Common Stock is payable in cash and is equal to the lower of
(i) the Exchange Ratio times the closing price of Common Stock on the last trading day before the date of the CKS Group Option or (ii) the average closing price of CKS Group Common Stock on the five (5) trading days immediately prior to the first public announcement or disclosure of a CKS

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 8 OF 12 PAGES
-----------------------                                   ----------------------

Alternative Proposal. Except with respect to the exercise price, the other rights of the Issuer under the CKS Group Option are substantially parallel to those of CKS Group under the Stock Option Agreement. The foregoing summary of the CKS Group Option is qualified in its entirety by reference to the copy of the CKS Group Option included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

As a further inducement to the Issuer to enter into the Merger Agreement, the Interpublic Group of Companies, Inc. (a stockholder of CKS Group) and each director and certain of executive officer of CKS Group entered into: (i) voting agreements (the "CKS Group Voting Agreements"), the terms of which are substantially parallel to the Voting Agreements entered into by the officers, directors and significant stockholders of the Issuer; and (ii) holding agreements (the "CKS Group Holding Agreements") restricting their ability to sell or otherwise dispose of shares of Common Stock received in the Merger or shares of CKS Common Stock except to the extent permitted by Rule 145 under the Securities Act and except as permitted by accounting rules relating to pooling of interests. The foregoing summaries of the CKS Group Voting Agreements and CKS Group Holding Agreements are qualified in their entirety by reference to the copies of the forms of CKS Group Voting Agreement and CKS Group Holding Agreements included as Exhibits 5 and 7, respectively, and incorporated herein in their entirety by reference.

Other than as described above, CKS Group currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although CKS Group reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

As a result of the Option and the Voting Agreements, CKS Group may be deemed to "beneficially own" (as such term is defined in (S) 240.13d-3) 21,570,336 shares of the Common Stock, which would represent approximately 39.3% of the shares of Common Stock outstanding after the exercise in full of the Option and all stock options held by parties to the Voting Agreements (based on the number of shares of Common Stock outstanding on September 1, 1998). Upon exercise of the Option in accordance with its terms, CKS Group would have no voting power and only limited dispositive power over shares acquired upon such exercise.

8,993,658 of the shares of Common Stock described herein are subject to the Option, which is not currently exercisable. 12,576,708 of the shares of Common Stock described herein (including approximately 700,000 shares of Common Stock issued or issuable upon exercise of immediately exercisable stock options (of which 626,665 shares will be subject to a right of repurchase in favor of USWeb as of the date 60 days after September 1, 1998 and 12,077 shares issuable upon exercise of warrants) are subject to the Voting Agreements, which grant CKS Group only limited voting rights and no dispositive power over such shares. Nothing herein shall be deemed to be an admission by CKS Group as to the beneficial ownership of any shares of Common Stock, and CKS Group disclaims beneficial ownership of all shares of Common Stock of the Issuer issuable upon exercise of the Option and subject to the Voting Agreements.

Item 6.  Contracts, Arrangements, Understandings or Relationships
------   --------------------------------------------------------
         with Respect to Securities of the Issuer.
         ----------------------------------------

Other than the Merger Agreement, Stock Option Agreement, Voting Agreements and USWeb Holder Agreements, to the best of the knowledge of CKS Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among CKS Group and any person with respect to any securities of Issuer.

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CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 9 OF 12 PAGES
-----------------------                                   ----------------------

Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.   DESCRIPTION
-----------  -----------

   1.* Agreement and Plan of Reorganization dated as of September 1, 1998 by and among USWeb Corporation, USWeb Acquisition Corporation 134 and CKS Group, Inc.

   2.*       USWeb Corporation Stock Option Agreement, dated as of September 1,
             1998.

   3.*       CKS Group, Inc. Stock Option Agreement, dated September 1, 1998.

   4.*       Form of USWeb Voting Agreement, dated as of September 1, 1998.

   5.*       Form of CKS Voting Agreement, dated as of September 1, 1998.

   6.        Form of USWeb Holder Agreement, dated as of September 1, 1998.

   7.        Form of CKS Group, Inc. Holder Agreement, dated as of September 1,
             1998.

____________
*Incorporated by reference to Current Report on Form 8-K filed by CKS Group on September 11, 1998.

-----------------------                                   ----------------------
CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 10 OF 12 PAGES
-----------------------                                   ----------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 11, 1998           By:  /s/ CARLTON H. BAAB
                                        _____________________________
                                        Carlton H. Baab
                                        Executive Vice President and
                                        Chief Financial Officer

-----------------------                                   ----------------------
CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 11 OF 12 PAGES
-----------------------                                   ----------------------

                                  SCHEDULE A
                                  ----------

             NAME AND ADDRESS
------------------------------------------                AMOUNT OF SHARES
                                                        BENEFICIALLY OWNED(1)
                                                      -------------------------

SOFTVEN No. 2 Investment Enterprise                          5,458,324
 Partnership
24 - Nihonbashi - Hakozakicho
Chuo-Ku
Tokyo, 103 Japan

Crosspoint Ventures Partners                                 1,543,719
 18552 MacArthur Blvd., Suite 400
 Irvine, CA 92612

Joseph Firmage                                                 816,866
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Tobin Corey                                                    610,772
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Carolyn V. Aver                                                330,000
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Sheldon Laube                                                  562,449
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Jeffrey Ballowe                                                 44,167
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

James E. Daley                                                  35,000
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

-----------------------                                   ----------------------
CUSIP NO. 917327 10 8 |          SCHEDULE 13D             | PAGE 12 OF 12 PAGES
-----------------------                                   ----------------------

James Heffernan                                                396,609
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Robert A. Hoff                                               1,543,719 (2)
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Joseph A. Marengi                                               30,000
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Gary Rieschel                                                5,458,324 (3)
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Barry Rubenstein                                             2,723,802
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

Klaus Schwab                                                    25,000
 c/o USWeb Corporation
 2880 Lakeside Drive, Suite 300
 Santa Clara, CA  95054

-------------------
(1) Includes shares issued or issuable upon exercise of immediately exercisable stock options of which a portion of such shares is subject to a right of repurchase in favor of USWeb.

(2) Includes 1,543,719 shares beneficially owned by Crosspoint Venture Partners. Mr. Hoff is a general partner of Crosspoint Venture Partners.

(3) Includes 5,458,324 shares beneficially owned by Softven No. 2 Investment Enterprise Partnership. Mr. Rieschel is Executive Managing Director of SOFTBANK Holdings, an affiliate of SOFTVEN No. 2 Investment Enterprise Partnership.